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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

CEPHALON, INC.
(Name of Applicant)

145 Brandywine Parkway
West Chester, PA 19380
(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2008	up to $375,000,000 aggregate principal amount
Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2010	up to $375,000,000 aggregate principal amount

Approximate date of proposed public offering:
As soon as practicable after the date of this Application for Qualification.

John E. Osborn, Esq.
Senior Vice President, General Counsel and Secretary
Cephalon, Inc.
145 Brandywine Parkway
West Chester, PA 19380
(610) 344-0200

With a copy to:
Pran Jha
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, IL 60603

        The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL

1.     General Information

  (a)
  Cephalon, Inc. (the "Company" or "Cephalon") is a corporation.

  (b)
  The Company was organized under the laws of the State of Delaware.

2.     Securities Act Exemption Available

        Upon the terms set forth in an Offer to Exchange dated November 16, 2004 (the "Offer to Exchange"), the Company is offering to exchange $1,000 principal amount of its Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2008 (the "New 2008 Notes"), for each $1,000 principal amount of its currently outstanding Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2008 (the "Old 2008 Notes"), and $1,000 principal amount of its Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2010 (the "New 2010 Notes," and together with the New 2008 Notes, the "New Notes"), for each $1,000 principal amount of its currently outstanding Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2010 (the "Old 2010 Notes," and together with the Old 2008 Notes, the "Old Notes") (the "Exchange Offer"). If the Exchange Offer is completed, the New Notes will be governed by the indenture (the "Indenture") to be qualified under this Application for Qualification on Form T-3.

        As the New Notes are proposed to be offered for exchange by the Company with its existing noteholders exclusively and solely for the outstanding Old Notes of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for the customary payments to be made in respect of preparation, printing, and mailing of the Offer to Exchange and related documents and the engagements of U.S. Bank National Association, as exchange agent for the Company, and Morrow & Co., Inc., as information agent for the Exchange Offer. No holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

AFFILIATIONS

3.     Affiliates

        The following is a list of affiliates of the Company as of the date of this application. The Company owns, directly or indirectly, 100% of the capital stock or membership interests as the case may be, of each of its subsidiaries, except where otherwise indicated.

Affiliate Companies

Name	State of Incorporation / Organization
Cephalon Technology, Inc.	Delaware
Cephalon Ventures, Inc.	Delaware
Anesta Corp.	Delaware
Cephalon Development Corporation	Delaware
Cephalon Investments, Inc.	Delaware
Cephalon International Holdings, Inc.	Delaware
Cephalon Technologies Partners, Inc.	Delaware
Cephalon UK Limited	England and Wales
Cephalon Luxembourg S.a.r.l.	Luxembourg
Cephalon GmbH	Germany
Cephalon Financiere Luxembourg S.a.r.l.	Luxembourg
Cephalon France Holdings SAS	France
Financiere Lafon SA	France
Organisation de Synthese Mondiale Orsymonde	France
Cephalon France SAS	France
Societe Civile Immobiliere Martigny	France
Farmalyoc	France
Cephalon (Bermuda) Limited	Bermuda
Cephalon Titrisation (FCC)	France
Anesta AG	Switzerland
Anesta UK Limited	England and Wales
Cephalon Australia Holdings, LLC	Delaware
Lafon Pharma SA	Switzerland
Genelco SA	Switzerland
CIMA LABS INC.	Delaware
Cephalon Clinical Partners, LP (1% GP Interest)	Delaware

MANAGEMENT AND CONTROL

4.     Directors and Executive Officers

        The following table lists the names of all directors and executive officers of the Company as of the date hereof. The mailing address of each director and executive officer is: c/o Cephalon, Inc., 145 Brandywine Parkway, West Chester, PA 19380.

Name	Office
Frank Baldino, Jr. Ph.D.	Director, Chairman and Chief Executive Officer
William P. Egan	Director
Robert J. Feeney, Ph.D.	Director
Martyn D. Greenacre	Director
Charles A. Sanders, M.D.	Director
Gail R. Wilensky, Ph.D.	Director
Dennis L. Winger	Director
Horst Witzel, Dr. – Ing.	Director
Paul Blake, F.R.C.P.	Senior Vice President, Clinical Research and Regulatory Affairs
J. Kevin Buchi	Senior Vice President and Chief Financial Officer
Peter E. Grebow, Ph.D.	Senior Vice President, Worldwide Technical Operations
John E. Osborn	Senior Vice President, General Counsel and Secretary
Robert P. Roche, Jr.	Senior Vice President, Pharmaceutical Operations
Carl A. Savini	Senior Vice President, Administration
Jeffry L. Vaught, Ph.D.	Senior Vice President and President, Research and Development

5.     Principal Owners of Voting Securities

        The following table sets forth the name and mailing address, number of shares of common stock owned and percentage of voting securities owned of each person who owns 10 percent or more of the voting stock of Cephalon as of November 15, 2004.

Name and Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Wellington Management Company, LLP (1) 75 State Street Boston, MA 02109	Common stock, $.01 par value	7,791,025	13.9%
FMR Corp. (2) 82 Devonshire Street Boston, MA 02109	Common stock, $.01 par value	6,422,200	11.5%
T. Rowe Price Associates, Inc. (3) 100 E. Pratt Street Baltimore, MD 21202	Common stock, $.01 par value	5,743,346	10.3%
Mellon Financial Corporation (4) 500 Grant Street Pittsburgh, PA 15258	Common stock, $.01 par value	5,671,966	10.01%

(1)
Information is as of December 31, 2003 and is based upon a Schedule 13G filed by Wellington Management Company, LLP ("WMC") with the SEC on February 13, 2004. WMC, in its capacity as investment adviser, may be deemed to beneficially own 7,791,025 shares that are held by clients of WMC. WMC has shared voting power with respect to 3,847,377 shares and shared dispositive power with respect to 7,791,025 shares.

(2)
Information is as of December 31, 2003 and is based upon a Schedule 13G filed by FMR Corp. ("FMR") and others with the SEC on February 16, 2004 that states the following:

•
Fidelity Management & Research Company ("Fidelity"), a wholly owned subsidiary of FMR, is the beneficial owner of 5,557,911 shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares owned by the investment companies at December 31, 2003 included 91,941 resulting from the assumed conversion of $7,447,000 of principal amount of Cephalon's 2.5% Convertible Subordinated Notes due December 15, 2006 (12.346 shares for each $1,000 of principal amount). Edward C. Johnson III, chairman and stockholder of FMR, and FMR each has sole dispositive power of the 5,557,911 shares owned by Fidelity. Voting power over these shares resides with the Fidelity funds' Boards of Trustees.

•
Fidelity Management Trust Company, a wholly owned subsidiary of FMR, is the beneficial owner of 573,049 shares. Mr. Johnson and FMR each have sole dispositive power over these 573,049 shares and sole power to vote or to direct the voting of 490,049 shares. Voting power over the remaining 83,000 of these shares resides with the institutional accounts as reported above.

•
Members of the Johnson family are the predominant owners of Class B shares of common stock of FMR, representing approximately 49% of the voting power of FMR. Mr. Johnson owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson is Chairman of FMR and Abigail P. Johnson is a Director of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholder's voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR.

  •
  Fidelity International Limited ("FIL") is the beneficial owner of 291,240 shares. A partnership controlled by Mr. Johnson and members of his family own shares of FIL with the right to cast approximately 39.89% of the total votes. Mr. Johnson is Chairman of FMR and FIL. FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Exchange Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR has made the filing on Schedule 13G on a voluntary basis as if all of the shares are beneficially owned by FMR and FIL on a joint basis.
(3)
Information is as of December 31, 2003 and is based upon a Schedule 13G filed with the SEC by T. Rowe Price Associates, Inc. ("Price Associates") dated January 9, 2004. Price Associates has sole voting power to vote 1,418,193 shares and sole dispositive power over 5,743,346. These securities are owned by various individual and institutional investors through one or more T. Rowe Price Mutual Funds for which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(4)
Information is as of October 12, 2004 and is based upon a Schedule 13G filed by Mellon Financial Corporation ("Mellon") with the SEC on October 12, 2004. The amount beneficially owned by Mellon includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The filing of Mellon's Schedule 13G shall not be construed as an admission that Mellon, or its direct or indirect subsidiaries, including Mellon Bank, N.A., are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities covered by Mellon's Schedule 13G.

UNDERWRITERS

6.     Underwriters

  (a)
  No person is acting as a principal underwriter of the New Notes proposed to be offered pursuant to the Indenture. No person, within the last three years, has acted as underwriter of any security of the Company which is outstanding as of the date of this application.

  (b)
  Not applicable.

CAPITAL SECURITIES

7.     Capitalization

  (a)
  The authorized and outstanding capital stock and debt securities of the Company as of November 3, 2004 were as follows:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $.01	200,000,000 shares	57,688,672 shares
Preferred Stock, par value $.01	5,000,000 shares	0
2.5% Convertible Subordinated Notes due December 2006	$600,000,000	$521,750,000
Zero Coupon Convertible Subordinated Notes due June 15, 2033 First Putable June 15, 2008	$375,000,000	$375,000,000
Zero Coupon Convertible Subordinated Notes due June 15, 2033 First Putable June 15, 2010	$375,000,000	$375,000,000
  (b)
  Holders of common stock are entitled to one vote for each share held of record on all matters voted upon by stockholders, and a majority vote is required for all action to be taken by stockholders. Cumulative voting of shares is not permitted. No holder of any other securities of the Company is entitled to vote on matters submitted to a vote of stockholders, unless as expressly permitted by law or as may be determined by the Board of Directors in a certificate of designations, preferences and rights. Each share of common stock includes one preferred share purchase right pursuant to the Second Amended and Restated Rights Agreement dated as of October 27, 2003 between the Company and StockTrans, Inc., as rights agent. As of September 30, 2004 the Company had outstanding warrants to purchase a maximum of 12,939,689 shares of common stock.

INDENTURE SECURITIES

8.     Analysis of Indenture Provisions

        The New Notes will be issued under the Indenture to be dated as of the consummation of the Exchange Offer and entered into between the Company and U.S. Bank National Association, as trustee (the "Trustee"). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

  (a)
  Events of Default; Withholding of Notice

        Each of the following is an "Event of Default" under the Indenture:

    (1)
    a default in the payment of principal or premium, if any, on the New Notes when due, whether or not prohibited by the subordination provisions of the Indenture;

    (2)
    a default in the payment of any interest amounts on the New Notes when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the Indenture;

    (3)
    a default in the performance of any covenants contained in the Indenture if such failure continues for 60 days after notice is given in accordance with the Indenture;

    (4)
    a default in the payment of the purchase price of the New Notes when due, whether or not prohibited by the subordination provisions of the Indenture;

    (5)
    a default in providing timely notice of a fundamental change;

    (6)
    a default in the payment of any outstanding indebtedness for money borrowed by the Company or one of its significant subsidiaries in an outstanding principal amount in excess of $10.0 million at final maturity or upon acceleration if such indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded, within 30 day after written notice as provided in the Indenture; and

    (7)
    certain events in bankruptcy, insolvency or reorganization of the Company or any of its significant subsidiaries.

        If an event of default, other than an event of default described in clause (7) above with respect to the Company, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding New Notes of a series may declare the principal amount of the New Notes of that series to be due and payable immediately. If an event of default described in clause (7) above occurs with respect to us, the principal amount of the New Notes of that series will automatically become immediately due and payable. Any payment by the Company on the New Notes of that series following any acceleration will be subject to the subordination provisions of the Indenture.

        Within ninety (90) days after a default with respect to a series of New Notes, the Trustee must give to the registered holders of New Notes of that series notice of all uncured defaults known to it. The Trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the best interests of the registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the New Notes when due or in the payment of any redemption obligation.

        The holders of not less than a majority in principal amount of the outstanding New Notes may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that the Trustee determines may be unduly prejudicial to the rights of another holder or the Trustee, or that may involve the Trustee in personal liability unless the Trustee is offered indemnity satisfactory to it. Except to enforce the right to receive payment of principal, premium, if any, or interest when due or the right to convert a New Note in accordance with the Indenture, no holder may institute a proceeding or pursue any remedy with respect to the Indenture or the New Notes unless it complies with the conditions provided in the Indenture, including: (i) holders of at least 25% in principal amount of the outstanding New Notes of a series have requested the Trustee to pursue the remedy, (ii) holders have offered the Trustee reasonable indemnity against any loss, liability or expense, (iii) the holder gives the Trustee written notice of a continuing Event of Default, (iv) the Trustee does not comply with the holder's request within 60 days after receipt of the request and the offer of indemnity and (v) no inconsistent direction has been given to the Trustee during such 60-day period by the holders of a majority in aggregate principal amount of the New Notes of that series.

  (b)
  Authentication and Delivery of New Notes; Use of Proceeds

        The New Notes to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by the Chairman or a Co-Chairman of the Board, any Vice Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Controller, the Secretary or any Assistant Controller or Assistant Secretary of the Company (individually, an "Officer"), and delivered to the Trustee.

        The Trustee will authenticate and make available for delivery New Notes for original issue, upon a written order or orders of the Company signed by two Officers of the Company. Such order of the Company must specify the amount of New Notes to be authenticated and the date on which the original issue of New Notes is to be authenticated.

        The New Notes will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Notes. The signature will be conclusive evidence that the New Notes have been authenticated under the Indenture.

        There will be no proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Notes.

  (c)
  Release and Substitution of Property Subject to the Lien of the Indenture

        The New Notes are unsecured obligations of the Company. As such, the new Notes are not secured by any lien on any property.

  (d)
  Satisfaction and Discharge of the Indenture

        The Company may terminate all of its obligations under the New Notes of a series and the Indenture with respect to that series if all New Notes of that series previously authenticated and delivered (other than destroyed, lost or stolen New Notes which have been replaced or paid or New Notes for whose payment money has been held in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation, the Company has paid all sums payable by it under the Indenture with respect to that series and the Company has delivered to the Trustee a certificate of an Officer and opinion of counsel stating that all conditions precedent relating to the satisfaction and discharge of the Indenture with respect to that series have been complied with, or, with respect to New Notes of a series that have become due and payable, will become due and payable within one year or are to be called for redemption within one year, if the Company irrevocably deposits in trust with the Trustee money in such amounts and at such times as are sufficient, without consideration of any reinvestment of such interest, to pay the principal of and premium, if any, and interest on the New Notes of that series then outstanding to maturity or to the date fixed for redemption.

        (e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

        The Company is required to deliver to the Trustee within 90 days after the end of each fiscal year of the Company, an Officers' certificate signed by the principal executive officer, principal financial officer or principal accounting officer and one other Officer as to the signer's knowledge of the Company's compliance with all conditions and covenants on its part contained in the Indenture and stating whether or not the signer knows of any default or Event of Default. If such signer knows of such a default or Event of Default, the Officers' certificate must describe the default or Event of Default and the efforts to remedy the same.

9.     Other Obligors

        None.

        Contents of application for qualification.    This application for qualification comprises:

(a)
Pages numbered 1 to 11, consecutively.

(b)
The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

(c)
The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the trustee:

Exhibit T3A-1	Restated Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 0-19119) ).
Exhibit T3A-2
Certificate of Amendment of Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2002 (File No. 0-19119)).
Exhibit T3B	Bylaws of the Company, as amended and restated (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2003 (File No. 0-19119)).
Exhibit T3C*	Form of Indenture between the Company and U.S. Bank National Association, as Trustee.
Exhibit T3D	Not applicable.
Exhibit T3E-1	Offer to Exchange, dated November 16, 2004 (incorporated by reference to Exhibit (a)(1)(i) of the Company's Issuer Tender Offer Statement on Schedule TO dated November 16, 2004).
Exhibit T3E-2	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Company's Issuer Tender Offer Statement on Schedule TO dated November 16, 2004).
Exhibit T3E-3
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) of the Company's Issuer Tender Offer Statement on Schedule TO dated November 16, 2004).
Exhibit T3E-4	Letter to Clients (incorporated by reference to Exhibit (a)(1)(iv) of the Company's Issuer Tender Offer Statement on Schedule TO dated November 16, 2004).
Exhibit T3E-5	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(v) of the Company's Issuer Tender Offer Statement on Schedule TO dated November 16, 2004).
Exhibit T3E-6	Press Release, dated November 16, 2004 (incorporated by reference to Exhibit (a)(5) of the Company's Issuer Tender Offer Statement on Schedule TO dated November 16, 2004).
Exhibit T3F*
Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).
Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*
Filed herewith.

SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Cephalon, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of West Chester and State of Pennsylvania, on the 16th day of November, 2004.

(Seal)		Cephalon, Inc.
Attest:	/s/ JOHN M. LIMONGELLI Name: John M. Limongelli Title: Assistant General Counsel	By:	/s/ J. KEVIN BUCHI Name: J. Kevin Buchi Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit T3A-1	Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 0-19119)).
Exhibit T3A-2
Certificate of Amendment of Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2002 (File No. 0-19119)).
Exhibit T3B	Bylaws of the Company, as amended and restated (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2003 (File No. 0-19119)).
Exhibit T3C*	Form of Indenture between the Company and U.S. Bank National Association, as Trustee.
Exhibit T3D	Not applicable.
Exhibit T3E-1	Offer to Exchange, dated November 16, 2004 (incorporated by reference to Exhibit (a)(1)(i) of the Company's Issuer Tender Offer Statement on Schedule TO dated November 16, 2004).
Exhibit T3E-2	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Company's Issuer Tender Offer Statement on Schedule TO dated November 16, 2004).
Exhibit T3E-3
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) of the Company's Issuer Tender Offer Statement on Schedule TO dated November 16, 2004).
Exhibit T3E-4	Letter to Clients (incorporated by reference to Exhibit (a)(1)(iv) of the Company's Issuer Tender Offer Statement on Schedule TO dated November 16, 2004).
Exhibit T3E-5	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(v) of the Company's Issuer Tender Offer Statement on Schedule TO dated November 16, 2004).
Exhibit T3E-6	Press Release, dated November 16, 2004 (incorporated by reference to Exhibit (a)(5) of the Company's Issuer Tender Offer Statement on Schedule TO dated November 16, 2004).
Exhibit T3F*
Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).
Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*
Filed herewith.

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GENERAL
AFFILIATIONS
Affiliate Companies
MANAGEMENT AND CONTROL
UNDERWRITERS
CAPITAL SECURITIES
INDENTURE SECURITIES
SIGNATURE
EXHIBIT INDEX